EXHIBIT 3.1

By action of the Board of Directors of the Company duly adopted on March 9, 2007, the following section of the Amended and Restated Bylaws of the Company were amended in their entirety as follows:

“11.1     Bylaw Amendment. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board, except that the Board may not repeal or amend any Bylaw that the shareholders have expressly provided, in amending or repealing such Bylaw, may not be amended or repealed by the Board. The shareholders may also alter, amend and repeal these Bylaws or adopt new Bylaws; provided, however, that no Bylaw may be adopted, amended or repealed by the shareholders except by the vote of at least a majority of the voting power of the Corporation.”